UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 23, 2024

(Date of Report (Date of earliest event reported))

LANDA APP 2 LLC

(Exact name of registrant as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

20 W 22nd Street, New York, NY	10010
(Address of principal executive offices)	(ZIP Code)

(646)905-0931

(Registrant’s telephone number, including area code)

EXPLANATORY NOTE

The Company’s Form 1-U filed on February 22, 2024 regarding the change of accountants contained exhibit exceeding the system's file size limit. We have amended the filing by adjusting the document sizes to comply with the file size requirements.

Item 4. Changes in Issuer’s Certifying Accountant

(a)	Dismissal of Independent Accounting Firm

On February 15, 2024, Marcum LLP ("Marcum") was dismissed and on February 22, 2024 Morison Cogen ("Morison") was engaged as principal accountants. The decision to change accountants was approved by the Board of Directors of the Company.

Prior to engaging Morison, the Company did not consult with Morison regarding the application of accounting principles to a specific completed or contemplated transaction or regarding the type of audit opinions that might be rendered by Morison on the combined and combining financial statements of Landa App 2 LLC in total and for each series of Landa App 2 LLC (collectively the "Series"), (collectively the "Company"), and Morison did not provide any written or oral advice that was an important factor considered by the Company in reaching a decision as to any such accounting, auditing or financial reporting issue.

During the Company's years ended December 31, 2022 and 2021 and through the subsequent interim period through February 15, 2024, there were no (i) disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum's satisfaction, would have caused Marcum to make reference in connection with their opinion to the subject matter of the disagreement, or (ii) reportable events.

The audit reports of Marcum on the combined and combining financial statements of the Company as of and for each of the two fiscal years ended December 31, 2022 and 2021 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except to indicate that there was substantial doubt about Landa App 2 LLC and each Series' ability to continue as a going concern.

The Company has provided Marcum with a copy of this Current Report on Form 1-U prior to its filing with the Securities and Exchange Commission and requested that Marcum furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements, and if it does not agree, the respects in which it does not agree. A copy of the letter is filed as Exhibit 9.1.

Exhibit No.	Exhibit Title

9.1	Letter from Marcum LLP, dated February 22, 2024

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDA APP 2 LLC

By:	Landa Holdings, Inc
Its:	Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	CEO

Date: February 23, 2024